

Mail Stop 4631

June 17, 2010

Ms. Lori Walker
The Valspar Corporation
901 3rd Avenue South
Minneapolis, MN 55402

      RE: **The Valspar Corporation**
              Form 10-K for the fiscal year ended October 30, 2009
              Filed December 18, 2009
              File #1-3011

Dear Ms. Walker:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689.

                             Sincerely,

                             John Hartz
                             Senior Assistant Chief Accountant